@austinhankwitz

TikTok


Find related content
Report
Lessons from history....
Apartment prices have fallen further than they did during the Great Recession
2008: Great Recession
29%
down from prior peak
2023: Fed slays inflation
35%
down from prior peak
Interest Rates and Real Estate Prices — TIME TO BUY?

Real estate prices have suffered major losses, and it won't be long before prices across both residential and commercial begin to trend higher again. Take a look at this chart by Fundrise — you can clearly see the correlation between rising interest rates and falling real estate values, with some real estate prices falling even *MORE* than they did in 2008.


Find related content
Report
New
Private credit
Real estate
Client returns
Resources
t rates will act as a strong tailwind, likely pushing real estate values hig
ing potentially positive results for investors going forward.
st rate futures signal a rebound for real estate
Interest rates
Fed funds rate (axis inverted)
Real estate prices
US apartments – PE ratio
We are here
Falling prices due to rising rates
Rising prices due to falling rates
Jan 2022
Jan 2023
Jan 2024
Sources: Federal Reserve Economic Data, Green Street, Chatham Financial
hat everyone got wrong
e beginning of the year 100% of economists surveyed by Bloomberg predic
recession in 2023. Likewise, we were very much in agreement with this thin
hout eventually breaking in some form or fashion.

"the single family for-sale housing market has been a notable exception to these types of declines in value." With the exception of single-family homes, real estate is very much in a recession — but as the Federal Reserve signals for rate cuts in 2024, opportunity awaits. Right? I mean, Warren Buffett once said "be greedy when others are fearful," and that's exactly what the Fundrise Flagship Fund is planning to do in 2024.


Find related content
Report
vate credit
Real estate
Client returns
Resourc
vnturns are an opportunity
ing a long-term investor is that these kinds of ma
, you are either forced to or choose to sell premat
ynamics that lead to markdowns (on paper) also c
e able to capture them, a phenomenon we all witr
nidst of the 2008 financial crisis, many people loo
as they saw their "on paper" net worth fall by 30,
s. In hindsight, however, many of those same peo
s the best investment opportunity of their lifetim
the bottom.
chael Batnick and Ben Carlson from Animal Spirits
specially younger investors earlier in their careers
market crashes. Why? Because effectively, they are

“As we shift to this next phase of the Fed lowering rates, we expect there to be significant opportunities that will present themselves… It’s time to buy.”



Find related content
Report
Private credit
Real estate
Client returns
Resources
FUNDRISE FLAGSHIP FUND
It's time to buy
Real estate values have been largely crushed by record-breaking interest rate hikes. For arguably the first time since 2008, even blue-chip real estate assets are available at a discount. That's why the Fundrise Flagship Fund is expanding its $1.1B private real estate portfolio.
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/Flagship. Read them carefully before investing. #FlagshipFundMarketing
Get started
00:52/01:06
Wealth preservation
and growth

If you want to learn more about the Fundrise Flagship Fund's real estate investment strategy for 2024 and beyond, it's simple — the Flagship Fund invests into build-for-rent residential, multi-family apartments, and last-mile distribution centers.


Join my Substack to gain access to my personal portfolio, weekly stock ideas, and livestreams.
Report
Join for Free
The Rich Habits Podcast
Listen to "Mind the Business!"
Fundrise Real Estate Investing
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/Flagship. Read them carefully before investing. #FlagshipFundMarketing
My YouTube Channel
01:06/01:06

There's a link to learn more and explore investing into the Fundrise Flagship Fund right here.

austinhankwitz
Austin Hankwitz · 4d ago
Follow

2008 was terrifying for many investors — while it was an opportunity for others. The last two years have been terrifying for real estate as the Federal Reserve hiked interest rates at the fastest pace in modern history. However, 2024 seems to be shaping up to be an opportunity for those wanting to add multi-family apartments, last-mile distribution centers, and single-family home exposure to their portfolios.

#FundrisePartner Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #FlagshipFundMarketing

Instagram


Venture
New
Private credit
Real estate
Client returns
Resources
Log in
there was, in fact, a substantial recession across nearly the entire real estate industry with values in many cases falling between 20-40%, equal to or in some instances greater than the declines that were witnessed in 2008.
Lessons from history…
Apartment prices have fallen further than they did during the Great Recession
2008: Great Recession
29%
down from prior peak
2023: Fed slays inflation
35%
down from prior peak
Interest Rates and
Real Estate Prices —
TIME TO BUY?
equally true that in the short-term nothing is more impactful on asset values, and particularly real estate asset values, than interest rates.

Real estate prices have suffered major losses, and it won’t be long before prices across both residential and commercial begin to trend higher again. Take a look at this chart by Fundrise — you can clearly see the correlation between rising interest rates and falling real estate values, with some real estate prices falling even *MORE* than they did in 2008.



New
Private credit
Real estate
Client returns
Resources
rates will act as a strong tailwind, likely pushing real estate values higher and in turn
potentially positive results for investors going forward.
rate futures signal a rebound for real estate
Interest rates
Fed funds rate (axis inverted)
Real estate prices
US apartments – PE ratio
We are here
Rising prices
due to
falling rates
Projection
(SOFR forward curve)
28
26
24
22
20
18
Real estate prices
Jan 2023
Jan 2024
Jan 2025
Sources: Federal Reserve Economic Data, Green Street, Chatham Financial
in some form or fashion.
analysis (shared at length in our mid-year letter) we concluded that the

“the single family for-sale housing market has been a notable exception to these types of declines in value.” With the exception of single-family homes, real estate is very much in a recession — but as the Federal Reserve signals for rate cuts in 2024, opportunity awaits. Right? I mean, Warren Buffett once said “be greedy when others are fearful,” and that’s exactly what the Fundrise Flagship Fund is planning to do in 2024.


fundrise.com/investor-update/1123/view
FUNDRISE
Venture
New
Private credit
Real estate
Client returns
notable exception to these types of declines in value.
You can't fight the Fed
While we often talk about the importance of long-term
equally true that in the short-term nothing is more impactful
real estate asset values, than interest rates.
Rising interest rates work like gravity pulling down real estate
underlying fundamentals. (As we've noted previously, the
property level health: occupancy, delinquency, rent growth,
hold up well across the portfolio despite continued downward
It was, therefore, nearly a foregone conclusion that, if the Fed
real estate values (of all kinds) would fall by some measure over
reality was the primary reason that we began pulling back on
March 2022 and came into the year with nearly 25% of the
and undrawn credit lines.
Of course, in hindsight, even that large of a cash position was
the portfolio from experiencing meaningful markdowns.
order to completely prevent any negative performance, the
been 100% in cash as early as January of 2022 when the Fed
Put more simply, nearly all investment real estate (that is real
as opposed to single-family home owners) saw a
raising interest rates.

"As we shift to this next phase of the Fed lowering rates, we expect there to be significant opportunities that will present themselves… It's time to buy."


Private credit
Real estate
Client returns
Resources
FUNDRISE FLAGSHIP FUND
It's time to buy
Real estate values have been largely crushed by record-breaking interest rate
hikes. For arguably the first time since 2008, even blue-chip real estate assets are
Email address
Get started
Start investing in less than 5 minutes and with as little as $10.
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/Flagship. Read them carefully before investing. #FlagshipFundMarketing
Wealth preservation and growth
Alternative assets like private real estate have historically offered a

If you want to learn more about the Fundrise Flagship Fund's real estate investment strategy for 2024 and beyond, it's simple — the Flagship Fund invests into build-for-rent residential, multi-family apartments, and last-mile distribution centers.


My Portfolio + Newsletter
Join my Substack to gain access to my personal portfolio, weekly stock ideas, and livestreams.
Join for Free
The Rich Habits Podcast
Listen to "Mind the Business!"
Fundrise Real Estate Investing
My Free Budgeting Template!
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/Flagship. Read them carefully before investing. #FlagshipFundMarketing

There's a link to learn more and explore investing into the Fundrise Flagship Fund right here.

witz.business · Follow
Original audio

...

witz.business 2008 was terrifying for many investors — while it was an opportunity for others. The last two years have been terrifying for real estate as the Federal Reserve hiked interest rates at the fastest pace in modern history. However, 2024 seems to be shaping up to be an opportunity for those wanting to add multi-family apartments, last-mile distribution centers, and single-family home exposure to their portfolios.

#FundrisePartner Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #FlagshipFundMarketing

1d